UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 7, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony reports a tragic loss-of-life incident at its Moab Khotsong mine

Johannesburg. Monday, 07 September 2026. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to announce that an employee at its Moab Khotsong mine, near Orkney, tragically lost his life in a seismicity-related incident on Sunday, 6 September 2026.

We extend our deepest condolences to his family, friends and colleagues. Management is providing support to the family and affected employees during this difficult time.

All relevant stakeholders have been notified and an investigation, led by the Department of Mineral and Petroleum Resources (DMPR), is underway.

“We are deeply saddened by this tragic loss of life. Nothing is more important than the safety of our people. We are committed to fully understanding the circumstances of this incident, learning from it and strengthening our efforts to prevent a recurrence,” said Beyers Nel, Chief Executive Officer of Harmony.

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

07 September 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 7, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director